U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38397

FARMMI, INC.

F1 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note:

Farmmi, Inc. (the “Company”) convened its extraordinary general meeting of shareholders (the “EGM”) on September 21, 2023, at 10:00 a.m., Beijing Time, in Hangzhou City, Zhejiang Province, China.

A total of 23,792,692 of the Company’s ordinary shares present in person or by proxy, representing 50.12% of the total issued voting ordinary shares entitled to vote at the EGM and constituting a quorum for the transaction of business. Therefore the EGM was properly convened.

The following is a brief description of the final voting results for the proposals submitted to a vote of the shareholders at the EGM.

1.  Ordinary Resolution THAT with immediate effect upon passing, every eight (8) issued and unissued shares of the Company of par or nominal value of US$0.025 each be consolidated into one share of a par or nominal value of US$0.20 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$2,500,000 divided into 100,000,000 Ordinary Shares of a par or nominal value of US$0.025 each to US$2,500,000 divided into 12,500,000 Ordinary Shares of a nominal or par value of US$0.20 each. The votes regarding this proposal were as follows:

For	Against	Abstained
22,810,885	968,200	13,607

2.  Ordinary Resolution THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$2,500,000 divided into 12,500,000 ordinary shares of US$0.20 nominal or par value each, to (ii) US$100,000,000 divided into 500,000,000 ordinary shares of US$0.20 nominal or par value each, by the creation of an additional 487,500,000 ordinary shares of US$0.20 nominal or par value each. The votes regarding this proposal were as follows:

For	Against	Abstained
22,774,905	1,004,094	13,693

3.  Such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
22,791,453	870,903	130,336

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name: Yefang Zhang
Title: Chief Executive Officer

Dated: September 21, 2023

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